Exhibit 99.1

monday.com Announces Third Quarter 2022 Results

Third quarter revenue of $136.9 million grew 65% year over year (68% FX-adjusted)
Number of Customers with more than $50k ARR grew 116% year over year
Number of paying accounts from new monday Work OS products has surpassed 3,000

New York / Tel Aviv, November 14, 2022 -- monday.com (NASDAQ: MNDY), a work operating system (Work OS) where organizations of any size can create the tools and processes they need to manage every aspect of their work, today reported financial results for its third quarter ended September 30, 2022.

Management Commentary:

“The strength of our Work OS platform and continued execution in the quarter resulted in strong top line growth, with revenue growing 65%,” said monday.com founder and co-CEO, Roy Mann. “This quarter once again demonstrated our ability to drive growth from both new and existing customers, particularly at the enterprise level where we expanded our base to over 1,300 customers.”

“Our new Work OS products continue to see great traction, and we are very encouraged by the adoption and positive feedback we’ve received from early customers,” said monday.com founder and co-CEO, Eran Zinman. “We remain confident in the long-term opportunity ahead as we continue to provide products and solutions that are core to our customers’ business success across an expanding breadth of use cases”

“We made strong progress against our financial and operating plans, which drove improving margins and positive [adjusted] free cash flow in the third quarter,” said Eliran Glazer, monday.com CFO. “While uncertainties in the macroeconomic environment remain, these results give us confidence to increase our outlook for the balance of the year, as we remain focused on improving efficiency and profitability while investing responsibly to grow the business.”

Third Quarter Fiscal 2022 Financial Highlights:

●	Revenue was $136.9 million, an increase of 65% year-over-year, or 68% on an FX-adjusted basis.
●	GAAP operating loss was $28.2 million compared to a loss of $29.2 million in the third quarter of 2021; GAAP operating margin was negative 21% compared to negative 35% in the third quarter of 2021.
●
Non-GAAP operating loss was $2.2 million compared to a loss of $9.4 million in the third quarter of 2021; non-GAAP operating margin was negative 2% compared to negative 11% in the third quarter of 2021.

●
GAAP net loss per basic and diluted share was $0.51 compared to GAAP net loss per basic and diluted share of $0.65 in the third quarter of 2021; non-GAAP net income per basic share and diluted share was $0.06 and $0.05, respectively, compared to non-GAAP net loss per basic and diluted share of $0.26 in the third quarter of 2021.

●
Net cash provided by operating activities was $20.0 million, with $14.0 million of adjusted free cash flow compared to net cash provided by operating activities of $3.8 million and $2.9 million of adjusted free cash flow in the third quarter of 2021.

Recent Business Highlights:

●	Net dollar retention rate was over 120%.
●	Net dollar retention rate for customers with more than 10 users was over 135%.
●	Net dollar retention rate for customers with more than $50,000 in annual recurring revenue (“ARR”) was over 145%.
●	The number of paid customers with more than $50,000 in ARR was 1,323, up 116% from 613 as of September 30, 2021.
●	Adoption of new monday Work OS products, including monday sales CRM, monday marketer, monday dev and monday projects, surpassed 3,000 paying accounts in the first five months of the products’ release.

Financial Outlook:

For the fourth quarter of the fiscal year 2022, monday.com currently expects:

●	Total revenue of $140 million to $142 million, representing year-over-year growth of 47% to 49%.
●	Non-GAAP operating loss of $22 million to $20 million and negative operating margin of 15% to 14%.

For the full year 2022, monday.com now expects:

●	Total revenue of $509 million to $511 million, representing year-over-year growth of 65% to 66%.
●	Non-GAAP operating loss of $83 million to $81 million and negative operating margin of approximately 16%.

Due to the recent strengthening of the US dollar, monday.com now expects FX to negatively impact our full year revenue growth estimates by approximately 300 basis points.

Non-GAAP Financial Measures:

This press release and the accompanying tables contain the following non-GAAP financial measures: non-GAAP gross profit, non-GAAP gross margin, non-GAAP sales and marketing expenses, non-GAAP research and development expenses, non-GAAP general and administrative expenses, non-GAAP operating loss, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net income (loss) per share and adjusted free cash flow. Certain of these non-GAAP financial measures exclude share-based compensation.

monday.com believes that these non-GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to monday.com’s financial condition and results of operations. monday.com management uses these non-GAAP measures to compare monday.com performance to that of prior periods, for trend analysis and for budgeting and planning purposes. monday.com believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing monday.com financial results to the results of other software companies, many of which present similar non-GAAP financial measures to investors. The non-GAAP financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly-titled non-GAAP measures used by other companies.

Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in monday.com financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

Reconciliation tables of the most directly comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables at the end of this release. monday.com urges investors to review these reconciliation tables and not to rely on any single financial measure to evaluate the monday.com business. Management is not able to forecast GAAP net loss attributable to ordinary shareholders on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting share-based compensation expense, the amounts of which may be significant in future periods.

Definitions of Business Key Performance Indicators

Net Dollar Retention Rate

We calculate Net Dollar Retention Rate as of a period end by starting with the ARR from customers as of the 12 months prior to such period end (“Prior Period ARR”). We then calculate the ARR from these customers as of the current period end (“Current Period ARR”). The calculation of Current Period ARR includes any upsells, contraction and attrition. We then divide the total Current Period ARR by the total Prior Period ARR to arrive at the net dollar expansion rate. For the trailing 12-month calculation, we take a weighted average of this calculation of our quarterly Net Dollar Retention Rate for the four quarters ending with the most recent quarter.

Annual Recurring Revenue (“ARR”)

Is defined to mean, as of the measurement date, the annualized value of our customer subscriptions plan assuming that any contract that expires during the next 12 months is renewed on its existing terms.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook and market positioning. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “outlook,” “guidance,” “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “plan,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond monday.com control. monday.com’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to our ability to predict our revenue and evaluate our business and future prospects; our ability to manage our growth effectively, execute our business plan or maintain high levels of service and customer satisfaction; our ability to achieve and maintain profitability and compete effectively with established companies and new market entrants in a competitive and rapidly changing market; interruptions or performance problems associated with the technology or infrastructure underlying our platform; real or perceived errors, failures, vulnerabilities, or bugs in our Work OS; our ability to attract customers, grow our retention rates, expand usage within organizations and sell subscription plans; our ability to offer high-quality customer support; our ability to effectively develop and expand our direct sales capabilities; our ability to enhance our reputation and market awareness of our Work OS and products; actions by governments to restrict access to our platform in their countries; our ability to identify and integrate future acquisitions, strategic investments, partnerships or alliances; our ability to attract and retain highly skilled employees; our ability to raise additional capital or generate cash flows necessary to expand our operations and invest in new technology; the market and software categories in which we participate; our ability to ensure that our Work OS and products interoperate with a variety of software applications that are developed by third parties; the success of our strategic relationships with third parties; privacy, data and cybersecurity incidents or any actual or perceived failure by monday.com to comply with privacy, data protection, information security, consumer privacy, data residency, or telecommunications laws, regulations, government access requests, and obligations; intellectual property disputes; changes in foreign exchange rates; general political or destabilizing events, including war, conflict or acts of terrorism and other factors described in “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 16, 2022. Further information on potential risks that could affect actual results will be included in the subsequent filings that monday.com makes with the Securities and Exchange Commission from time to time.

Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent monday.com’s views as of the date of this press release. monday.com anticipates that subsequent events and developments will cause its views to change. monday.com undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing monday.com’s views as of any date subsequent to the date of this press release.

Earnings Webcast:

monday.com will hold a public webcast at 8:30 a.m. ET today to discuss the results for its third quarter 2022 and financial outlook. The live call may also be accessed via telephone at (855) 979-6654 or +1 (646) 664-1960 (outside the U.S.). Please reference conference ID: 668622. An archived webcast can be accessed from the News & Events section of monday.com’s Investor Relations website following the call.

Investor Presentation Details:

An investor presentation providing additional information can be found at http://ir.monday.com.

About monday.com:

The monday.com Work OS is an open platform that democratizes the power of software so organizations can easily build work management tools and software applications to fit their every need. The platform intuitively connects people to processes and systems, empowering teams to excel in every aspect of their work while creating an environment of transparency in business. monday.com has teams in Tel Aviv, New York, Miami, Chicago, London, Warsaw, Sydney, São Paulo, Singapore, and Tokyo. The platform is fully customizable to suit any business vertical and is currently used by over 152,000 customers across over 200 industries in over 200 countries and territories.

Visit us on our LinkedIn, Twitter, Instagram and Facebook .

For more information about monday.com please visit our Press Room.

CONTACTS

Investor Relations:

Byron Stephen
byron@monday.com

Media Relations:

Leah Walters
leah@monday.com

MONDAY.COM LTD

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Revenue	$136,893	$83,018	$369,108	$212,605
Cost of revenue	17,830	10,213	49,169	27,245
Gross profit	119,063	72,805	319,939	185,360
Operating expenses:
Research and development	33,984	19,875	94,487	51,727
Sales and marketing	90,970	67,443	303,683	191,548
General and administrative	22,348	14,698	63,684	36,612
Total operating expenses	147,302	102,016	461,854	279,887
Operating loss	(28,239)	(29,211)	(141,915)	(94,527)
Financial income (expense), net	6,972	(220)	11,417	(985)
Loss before income taxes	(21,267)	(29,431)	(130,498)	(95,512)
Income tax benefit (tax expense)	(1,763)	585	(4,881)	(1,177)
Net loss	$(23,030)	$(28,846)	$(135,379)	$(96,689)
Deemed dividend to preferred shareholders	-	-	-	(8,203)
Net loss attributable to ordinary shareholders	$(23,030)	$(28,846)	$(135,379)	$(104,892)

Net loss per share attributable to ordinary shareholders’, basic and diluted	$(0.51)	$(0.65)	$(3.00)	$(4.12)

Weighted-average ordinary shares used in calculating net loss per ordinary share, basic and diluted	45,477,804	44,267,434	45,179,821	25,475,893

MONDAY.COM LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30,	December 31,
	2022	2021
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$852,568	$886,812
Accounts receivable, net	14,466	8,509
Prepaid expenses and other current assets	22,510	18,172
Total current assets	889,544	913,493
LONG TERM-ASSETS:
Property and equipment, net	31,645	19,599
Operating lease right-of-use assets	88,710	-
Other long-term assets	176	100
Total long-term assets	120,531	19,699
Total assets	$1,010,075	$933,192
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$6,827	$23,612
Accrued expenses and other current liabilities	75,957	70,135
Deferred revenue	189,385	134,438
Operating lease liabilities, current	16,874	-
Total current liabilities	289,043	228,185
LONG-TERM LIABILITIES
Operating lease liabilities, non-current	67,148	-
Other non-current liabilities	2,383	1,612
Total long-term liabilities	69,531	1,612
Total liabilities	358,574	229,797
SHAREHOLDERS' EQUITY:
Other comprehensive income (loss)	(6,338)	594
Share capital and additional paid-in capital	1,238,878	1,148,461
Accumulated deficit	(581,039)	(445,660)
Total shareholders’ equity	651,501	703,395
Total liabilities and shareholders’ equity	$1,010,075	$933,192

MONDAY.COM LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(23,030)	$(28,846)	$(135,379)	$(96,689)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,860	709	5,384	1,783
Capital loss from sale of property and equipment	-	19	-	66
Share-based compensation	26,054	19,762	80,542	51,860
Change in accrued interest on revolving credit facility	-	(35)	-	(16)

Changes in operating assets and liabilities:
Accounts receivable, net	(4,956)	(2,594)	(5,957)	(3,047)
Prepaid expenses and other assets	5,638	(8,974)	2,343	(11,032)
Accounts payable	(4,126)	(4,090)	(16,750)	(5,093)
Accrued expenses and other liabilities, net	6,087	12,591	7,927	18,552
Deferred revenue	11,503	15,251	54,947	46,455
Net cash provided by (used in) operating activities	20,030	3,793	(6,943)	2,839

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(5,339)	(3,023)	(12,243)	(8,604)
Capitalized software development costs	(732)	(590)	(2,342)	(1,748)
Proceeds from sale of property and equipment	-	3	-	24
Changes in short-term deposits	-	10,051	-	10,000
Net cash provided by (used in) investing activities	(6,071)	6,441	(14,585)	(328)

MONDAY.COM LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

(U.S. dollars in thousands)

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering and concurrent private placement, net of underwriting discounts and other issuance costs	-	(164)	-	735,856
Proceeds from exercise of share options and employee share purchase plan	3,572	1,745	8,277	3,588
Receipt of tax advance relating to exercises of share options	435	17,500	(20,932)	23,523
Repayment of revolving credit facility, net	-	(21,000)	-	(21,000)
Capital lease payments	(18)	(23)	(61)	(72)
Net cash provided by (used in) financing activities	3,989	(1,942)	(12,716)	741,895

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	17,948	8,292	(34,244)	744,406
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - Beginning of period	834,620	867,928	886,812	131,814
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - End of period	$852,568	$876,220	$852,568	$876,220

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEET:
Cash and cash equivalents	$852,568	$876,220	$852,568	$876,220
Total cash, cash equivalents, and restricted cash	$852,568	$876,220	$852,568	$876,220

MONDAY.COM LTD

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S. dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Reconciliation of gross profit and gross margin
GAAP gross profit	$119,063	$72,805	$319,939	$185,360
Share-based compensation	2,683	2,107	8,039	5,471
Non-GAAP gross profit	$121,746	$74,912	$327,978	$190,831
GAAP gross margin	87%	88%	87%	87%
Non-GAAP gross margin	89%	90%	89%	90%
Reconciliation of operating expenses
GAAP research and development	$33,984	$19,875	$94,487	$51,727
Share-based compensation	(7,725)	(5,620)	(25,112)	(15,225)
Non-GAAP research and development	$26,259	$14,255	$69,375	$36,502

GAAP sales and marketing	$90,970	$67,443	$303,683	$191,548
Share-based compensation	(8,538)	(6,448)	(25,991)	(16,018)
Non-GAAP sales and marketing	$82,432	$60,995	$277,692	$175,530

GAAP general and administrative	$22,348	$14,698	$63,684	$36,612
Share-based compensation	(7,108)	(5,587)	(21,400)	(15,146)
Non-GAAP general and administrative	$15,240	$9,111	$42,284	$21,466

Reconciliation of operating loss
GAAP operating loss	$(28,239)	$(29,211)	$(141,915)	$(94,527)
Share-based compensation	26,054	19,762	80,542	51,860
Non-GAAP operating loss	$(2,185)	$(9,449)	$(61,373)	$(42,667)
GAAP operating margin	(21)%	(35)%	(38)%	(44)%
Non-GAAP operating margin	(2)%	(11)%	(17)%	(20)%

MONDAY.COM LTD

Reconciliation of GAAP to Non-GAAP Financial Information (Cont.)

(U.S. dollars in thousands, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Reconciliation of net income (loss)
GAAP net loss	$(23,030)	$(28,846)	$(135,379)	$(96,689)
Share-based compensation	26,054	19,762	80,542	51,860
Tax benefit related to share-based compensation(1)	(448)	(2,289)	(743)	(2,289)
Non-GAAP net income (loss)	$2,576	$(11,373)	$(55,580)	$(47,118)

Reconciliation of net loss attributable to ordinary shareholders
GAAP net loss attributable to ordinary shareholders	$(23,030)	$(28,846)	$(135,379)	$(104,892)
Deemed dividend to preferred shareholders	-	-	-	8,203
Share-based compensation	26,054	19,762	80,542	51,860
Tax benefit related to share-based compensation(1)	(448)	(2,289)	(743)	(2,289)
Non-GAAP net income (loss)	$2,576	$(11,373)	$(55,580)	$(47,118)

GAAP net loss per share attributable to ordinary shareholders’, basic and diluted	$(0.51)	$(0.65)	$(3.00)	$(4.12)
Non-GAAP net income (loss) per share, basic	$0.06	$(0.26)	$(1.23)	$(1.07)
Non-GAAP net income (loss) per share, diluted	$0.05	$(0.26)	$(1.23)	$(1.07)

Reconciliation of basic and diluted weighted average number of shares outstanding
Weighted average number of ordinary shares outstanding used in computing basic and diluted net loss per share (GAAP)	45,477,804	44,267,434	45,179,821	25,475,893

Additional shares giving effect to IPO and concurrent private placement (2)	-	-	-	2,976,397
Additional shares giving effect to conversion of convertible preferred shares at the beginning of the period (3)	-	-	-	15,592,962

Weighted average number of ordinary shares outstanding used in computing basic net income (loss) per share (Non-GAAP)	45,477,804	44,267,434	45,179,821	44,045,252

Dilution from share options and RSUs(4)	4,832,112	-	-	-

Weighted average number of ordinary shares outstanding used in computing diluted net income (loss) per share (Non-GAAP)	50,309,916	44,267,434	45,179,821	44,045,252

(1)
The tax benefits generated from the exercise of the disqualifying disposition of incentive share options were excluded in calculating its non-GAAP net income (loss) and non-GAAP basic and diluted net loss per share. The Company believes that excluding these tax benefits enables investors to see the full effect that excluding share-based compensation expenses had on the operating results.

(2)
Assumes ordinary shares outstanding after accounting for the issuance of 5,037,742 ordinary shares associated with our initial public offering and concurrent private placement at the beginning of the  nine-month period ending on September 30, 2021, instead of the IPO closing date, June 10, 2021.

(3)	Assumes ordinary shares outstanding after accounting for the automatic conversion of the preferred shares then outstanding into ordinary shares at the beginning of the fiscal year.

(4)
The effect of these dilutive shares were not included in the GAAP calculation of diluted net loss per share for the nine months ended September 30, 2022 and three and nine months ended September 30, 2021, because the effect would have been anti-dilutive.

MONDAY.COM LTD

Reconciliation of GAAP to Non-GAAP Financial Information (Cont.)

(U.S. dollars in thousands)

The following table reconciles GAAP revenue to the non–GAAP measure of FX-adjusted year-over-year revenue growth rates, which excludes the impact of changes in foreign currency exchange rates. The company believes FX-adjusted growth rates provide a useful framework for assessing our business performance excluding the effects of foreign currency exchange rate fluctuations. The impact of foreign currency is determined by calculating the current year result using foreign exchange rates consistent with the prior year:

	Three months ended
	September 30, 2022	June 30, 2022	March 31, 2022
	(unaudited)
Revenue growth as reported	65%	75%	84%
Impact of foreign currency exchange rates	3%	2%	1%
Revenue growth, FX adjusted	68%	77%	85%

MONDAY.COM LTD

Reconciliation of net cash provided by (used in) operating activities to adjusted free cash flow

(U.S. dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)

Net cash provided by (used in) operating activities	$20,030	$3,793	$(6,943)	$2,839
Purchase of property and equipment	(5,339)	(3,023)	(12,243)	(8,604)
Capitalized software development costs	(732)	(590)	(2,342)	(1,748)
Purchase of property and equipment related to build-out of our new corporate headquarters	-	2,685	-	7,303
Adjusted free cash flow	$13,959	$2,865	$(21,528)	$(210)
Adjusted free cash flow margin	10%	3%	(6)%	(0)%